United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No   ☒

Announcement | Lisbon | 2 October 2015

COMPLIANCE WITH THE SHAREHOLDERS’ RESOLUTION OF THE GENERAL MEETING OF JULY 31, 2015

PHAROL, SGPS, S.A. (“PHAROL”) informs that in accordance with the resolution taken by the shareholders at the General Meeting held on 31st july 2015, today has filed the first judicial liability claim before the Lisbon’s District Court, against its former directors Mr. Henrique Manuel Fusco Granadeiro, Mr. Luís Pacheco de Melo and Mr. Amílcar Morais Pires. PHAROL claims an indemnity corresponding to the difference between Euro 897,000,000.00 and any amount that PHAROL eventually recovers in the context of the insolvency proceeding of Rioforte, as well as other damages that may be evidenced during proceedings, plus interest counted from the date of service until effective and full payment.

This action does not affect PHAROL’s rights of filing other liability claims against its former directors (of the period 2012/2014) or against any third parties, such as Deloitte & Associados, SROC, S.A., as previously announced, which in any way may be deemed liable for damages suffered by PHAROL as a consequence and/or related with the investiments in Rioforte or other debt instruments issued by entities of Espírito Santo Group.

PHAROL, SGPS S.A. Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 690 Fax: +351 212 697 949

pharol.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.